【Cover Page】
【Document Filed】	Extraordinary Report
【Filed With】	Director-General of the Kanto Local Finance Bureau
【Filing Date】	June 4, 2026
【Company Name】	PayPay Corporation
【English Name】	PayPay Corporation
【Name and Title of Representative】	Representative Director and President, Corporate Officer, CEO Ichiro Nakayama
【Location of Head Office】	1-3 Kioicho, Chiyoda-ku, Tokyo
【Telephone Number】	03-6885-8181 (Main)
【Contact Person】	Managing Corporate Officer, CFO Wataru Kagechika
【Nearest Contact Office】	YOTSUYA TOWER, 6-1 Yotsuya 1-chome, Shinjuku-ku, Tokyo
【Telephone Number】	03-6885-8181 (Main)
【Contact Person】	Managing Executive Officer and CFO Wataru Kagechika
【Place Available for Public Inspection】	Not applicable.

―1―

１【Reason for Filing】

At a meeting of the Board of Directors held on June 4, 2026, the Company resolved to acquire 70.2% of the shares of T&D Financial Life Insurance Company Limited (hereinafter referred to as "T&D Financial Life") and thereby make it a subsidiary (hereinafter referred to as the "Share Acquisition"). Accordingly, this Extraordinary Report is filed pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act, and provisions of Article 19, Paragraph 2, Items 3 and 8-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

２【Details of Report】

1．Decision to Acquire a Subsidiary (Details reported pursuant to Article 19, Paragraph 2, Item 8-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs)

(1)
Trade name, location of head office, name of representative, amount of capital, amount of net assets, amount of total assets, and description of business of the subsidiary to be acquired

Trade Name	T&D Financial Life Insurance Company Limited
Location of Head Office	1-1 Shibaura 1-chome, Minato-ku, Tokyo
Name of Representative	Representative Director and President Kanaya Morinaka
Amount of Capital	JPY 56,000 million (as of March 31, 2026)
Amount of Net Assets	JPY 85,312 million (as of March 31, 2026)
Amount of Total Assets	JPY 1,960,191 million (as of March 31, 2026)
Description of Business	Life insurance business

(2)
Ordinary revenues, core business profit, ordinary profit, and net income for each of the most recent three fiscal years ended of the subsidiary to be acquired

(Unit: JPY million)

Fiscal Year	FY ended March 31, 2024	FY ended March 31, 2025	FY ended March 31, 2026
Ordinary Revenues	1,028,260	959,073	912,827
Core Business Profit	(1,487)	1,138	7,016
Ordinary Profit	7,305	7,783	12,328
Net Income	4,812	5,585	8,221

(3)
Capital relationship, personnel relationship, and business relationship between the subsidiary to be acquired and the Company and its consolidated subsidiaries

Capital Relationship	There is no capital relationship to be disclosed.
Personnel Relationship	There is no personnel relationship to be disclosed.
Business Relationship	There is no business relationship to be disclosed.

(4)
Purpose of the subsidiary acquisition relating to the subsidiary to be acquired

Starting with cashless payment services, the Company has developed financial services including credit cards, banking, and securities for more than 74 million registered users (as of May 2026). By adding life insurance to PayPay’s financial service offerings, the Company aims to provide comprehensive financial services tailored to each stage of users' lives – from everyday payments to asset building, insurance, asset management, and asset succession.

By combining T&D Financial Life's customer base with the Company’s digital platform, UI/UX, marketing, and embedded insurance expertise, the Company believes that it would be possible to further grow T&D Financial Life's existing business, which T&D Financial Life has built through the independent agency channel, and create new customer experiences in the digital life insurance domain, and accordingly decided to proceed with the Share Acquisition.

(5)
Amount of consideration for the acquisition relating to the subsidiary to be acquired

Common shares of T&D Financial Life Insurance Company Limited	JPY 131,985 million
Acquisition-related expenses (estimated amount)	JPY 2,352 million
Total (estimated amount)	JPY 134,338 million

―2―

(Note) The acquisition price set forth above represents the estimated acquisition price as of the filing date, and the final acquisition price is subject to change. In addition, the acquisition-related expenses (estimated amount) represent the estimated amount of advisory fees and other expenses directly incurred in connection with the Share Acquisition, and include advisory fees related to IFRS implementation at T&D Financial Life that will be required through the date of consummation of the Share Acquisition.

2．Change in Specified Subsidiary (Details reported pursuant to Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs)

(1)
Name, address, name of representative, amount of capital, and description of business of the specified subsidiary pertaining to such change

As described in "1. Decision to Acquire a Subsidiary (Details reported pursuant to Article 19, Paragraph 2, Item 8-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs), (1) Trade name, location of head office, name of representative, amount of capital, amount of net assets, amount of total assets, and description of business of the subsidiary to be acquired" above.

(2)
Number of voting rights of the specified subsidiary held by the Company and ratio to the total number of voting rights of all shareholders of the specified subsidiary, before and after such change

	Number of Voting Rights Held	Ratio to Total Number of Voting Rights of All Shareholders
Before Change	0	0%
After Change	1,123,200	70.2%

(3)
Reason for and date of such change
1
Reason for Change

The Company's acquisition of shares of T&D Financial Life will make T&D Financial Life a consolidated subsidiary, and the amount of capital of such consolidated subsidiary corresponds to 10% or more of the amount of capital of the Company as of the end of its most recent fiscal year, thereby causing T&D Financial Life to qualify as a specified subsidiary of the Company.

2
Date of Change

October 1, 2027 (Scheduled)

(Note) The Share Acquisition is subject to the obtainment of required approvals and permits from the relevant authorities, the implementation of an IFRS transition plan at T&D Financial Life, and the satisfaction of other conditions precedent set forth in the Share Purchase Agreement between the Company and T&D Holdings in connection with the Share Acquisition. The date of change is subject to change depending on the status of satisfaction of these conditions.

End

―3―